T (403) 237-6211	Mission Square	www.berkleyresources.com
F (403) 263-1773	Suite 400, 2424-4th Street SW	info@berkleyresources.com
Calgary, AB T2S 2T4

June 18, 2008	Trading Symbols: BKS – TSX Venture
BRKDF.PK – OTC BB (US)
Frankfurt W8O

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Berkley Resources Inc. (the “Company”) is pleased to announce that Lisa Sharp, CGA, has joined the Company as Chief Financial Officer. Ms. Sharp is a member of the Certified General Accountant’s Association. She has more than 15 years of management and accounting experience in both the private and public sectors. Ms. Sharp’s experience encompasses financial and regulatory compliance, private placement financings and U.S. filings. Most recently Ms. Sharp has been the Chief Financial Officer of a technology company listed on the TSX Venture Exchange.

ON BEHALF OF THE BOARD

“Matt Wayrynen”

Matt Wayrynen
C.E.O.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release